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MAR 02 2022

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-43976

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: L.J. Hart & Company

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16401 Swingley Ridge Road, Suite 210
(No. and Street)

St. Louis	Missouri	63017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Larry J. Hart	(636) 537-9939	ljhart@ljhartco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anders, Minkler, Huber & Helm, LLP
(Name – if individual, state last, first, and middle name)

800 Market Street, Suite 500	St. Louis	Missouri	63101
(Address)	(City)	(State)	(Zip Code)

01/25/2005	2100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Larry J. Hart, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of L.J. Hart & Company, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THOMAS J. PISARKIEWICZ
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: April 29, 2025
Commission Number: 13779273

Signature: [signature]

Title: Chairman/C.E.O.

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of L.J. Hart & Company as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of L.J. Hart & Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of L.J. Hart & Company's management. Our responsibility is to express an opinion on L.J. Hart & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to L.J. Hart & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

Auditor's Report on Supplemental Information

The Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of L.J. Hart & Company's financial statements. The supplemental information is the responsibility of L.J. Hart & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

We have served as L.J. Hart & Company's auditor since 2014.

Saint Louis, Missouri

February 22, 2022

L.J. Hart & Company
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	2,150,333
Restricted cash		25,000
Accounts receivable		407,488
Securities owned, at market value		2,822,786
Property and equipment, net of accumulated depreciation of $218,019		123,092
Operating lease right-of-use assets		403,291
Other assets		84,776
Total assets	**$**	**6,016,766**

Liabilities and Stockholders' Equity
Liabilities

Accounts payable and accrued expenses	$	89,153
Operating lease obligations		423,991
Total liabilities		**513,144**

Stockholders' Equity

Common stock; $0.83 par value; authorized 217,500 shares, issued and outstanding 100,000 shares		83,000
Additional paid-in capital		417,000
Retained earnings		5,003,622
Total stockholders' equity		**5,503,622**
Total liabilities and stockholders' equity	**$**	**6,016,766**

L.J. Hart & Company

Statement of Income

Year Ended December 31, 2021

Revenues and Security Activities		
Underwriting and commissions	$	5,016,811
Interest and dividends		43,619
Net gain on securities		423,586
Other revenue		421
Total revenues and security activities		**5,484,437**
Expenses		
Employee compensation and benefits		1,824,691
Underwriting		303,367
Communication and data processing		32,237
Occupancy		129,288
Depreciation		8,845
Professional services		56,890
Other operating expenses		357,373
Total expenses		**2,712,691**
Net Income	**$**	**2,771,746**

L.J. Hart & Company

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2021

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2021	100,000	$ 83,000	$ 417,000	$ 5,899,376	$ 6,399,376
Distributions	-	-	-	(3,667,500)	(3,667,500)
Net income	-	-	-	2,771,746	2,771,746
Balance December 31, 2021	**100,000**	**$ 83,000**	**$ 417,000**	**$ 5,003,622**	**$ 5,503,622**

L.J. Hart & Company

Statement of Cash Flows
Year Ended December 31, 2021

Operating Activities		
Net income	$	2,771,746
Items not requiring cash		
Depreciation		8,845
Gain on sale of investments		(2,877)
Unrealized gain on investments		(420,709)
Accretion expense on lease obligations		12,638
Changes in:		
Accounts receivable		688,708
Accounts payable and accrued expenses		(16,667)
Other assets		(21,237)
Net cash provided by operating activities		**3,020,447**
Investing Activities		
Proceeds from sale of investments		697,939
Purchases of investments		(943,291)
Purchases of property and equipment		(7,607)
Net cash used in investing activities		**(252,959)**
Financing Activity		
Distributions paid		(3,667,500)
Net cash used in financing activity		**(3,667,500)**
Decrease in Cash, Cash Equivalents and Restricted Cash		**(900,012)**
Cash, Cash Equivalents and Restricted Cash, Beginning of Year		3,075,345
Cash, Cash Equivalents and Restricted Cash, End of Year	**$**	**2,175,333**
Reconciliation of cash, cash equivalents and restricted cash		
Cash and cash equivalents	$	2,150,333
Restricted cash		25,000
Total Cash, Cash Equivalents and Restricted Cash	**$**	**2,175,333**

Note 1: Nature of Operations and Summary of Significant Accounting Policies

L.J. Hart & Company (the "Company") is incorporated in the state of Missouri. The Company is primarily engaged in the business of underwriting municipal securities for school districts, counties, cities, towns and special districts and also operates as a broker-dealer of municipal securities. The Company is subject to competition from other broker-dealers. The Company is a registered broker-dealer under the *Securities Exchange Act of 1934* and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the *Securities and Exchange Act of 1934.*

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All reference to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Revenue Recognition

The Company mainly underwrites securities for governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting revenues also include fees earned from providing financial advisory services, which are recorded when the services to be performed are complete.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the fair values of financial instruments.

L.J. Hart & Company
Notes to Financial Statements
December 31, 2021

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2021, cash equivalents consisted primarily of cash and money market accounts with banks and brokers.

At December 31, 2021, the Company's cash accounts exceed federally insured limits by $1,665,060. In addition, securities owned by the Company exceeded SIPC insured limits by $2,322,786.

Restricted Cash

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires a $25,000 deposit which is maintained in cash with the broker-dealer and is included in *Restricted cash* on the Statement of Financial Condition.

Accounts Receivable

Receivables from customers include amounts owed on securities transactions. An allowance for doubtful accounts is based on an analysis of expected collection rates determined from experience. No allowance for doubtful accounts was considered necessary as of December 31, 2021.

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are recorded on settlement-date basis, generally the second business day following the transaction (trade) date, with related commission income and expenses reported on a trade-date basis.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Securities owned include marketable securities held for proprietary trading and are valued at fair value. Any changes in fair value are recognized in the statement of income.

Property and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives for each major depreciable classification of premises and equipment are as follows:

Office equipment	5-10 years
Furniture and fixtures	10 years
Leasehold improvements	40 years

Leases

Lease arrangements entered into by the Company are classified as either a finance or operating lease on an individual basis. Interest and amortization expense are recognized for finance leases while only a single lease expense is recognized for operating leases, on a straight-line basis. On the lease commencement date, the Company records a right-of-use asset and a lease liability for all leases other than those that have a term of 12 months of less, taking into consideration all relevant quantitative and qualitative factors. The lease liability is equal to the present value of the remaining lease payments, discounted using the rate implicit in the lease or the Company's incremental borrowing rate. The right-of-use asset is stated at the initial measurement of the lease liability with adjustments for any initial direct costs incurred or incentives received.

Income Taxes

The stockholders of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Earnings and losses are included in the personal income tax returns of the stockholders. Accordingly, the financial statements do not include a provision for income taxes. The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2021, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income. Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for years before 2018. As of and for the year ended December 31, 2021, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

L.J. Hart & Company
Notes to Financial Statements
December 31, 2021

Note 2: Securities Owned, at Market Value

The securities owned by the Company at December 31, 2021, and reported at market value are as follows:

Type	Maturities	Cost Basis	Unrealized Gain (Loss)	Market Value
Equity Securities	N/A	396,463	237,637	634,100
Municipal Securities	Less than 1 year	35,000	50	35,050
Municipal Securities	1 - 5 years	1,722,138	(14,742)	1,707,396
Municipal Securities	5-10 years	150,000	367	150,367
Municipal Securities	Greater than 10 Years	295,000	873	295,873
		$ 2,598,601	$ 224,185	$ 2,822,786

Note 3: Property and Equipment

Property and equipment consists of the following at December 31, 2021:

Furniture and fixtures	$ 137,936
Office equipment	67,156
Leasehold improvements	136,019
	341,111
Less accumulated depreciation	(218,019)
Net property and equipment	**$ 123,092**

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $4,652,493 which exceeded the minimum required amount by $4,552,493. The Company's ratio of aggregate indebtedness to net capital was .024 to 1.

Note 5: Retirement Savings Plan

The Company offers employees a safe harbor 401(k) retirement plan. The Plan allows all full-time employees to contribute a percentage of their annual wages up to a maximum amount established by the Internal Revenue Code with a 100 percent Company match up to three percent of gross wages. Company contributions charged to expense were $46,444 for 2021.

Note 6: Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair a counterparty's ability to satisfy its obligations to the Company.

Note 7: Investment Risk

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying statement of financial condition.

Note 8: Operating Leases

The Company has one operating lease agreement for office space that expires in June 2024 and is subject to escalation clauses covering real estate taxes and operating expenses. The Company also has four separate operating leases for office equipment that expire at various times through October 2025. Each of the lease arrangements have an option to extend or terminate the lease at the end of the term. The amount of the lease liability and corresponding right-of-use assets are recorded on the Statement of Financial Condition at the present value of the remaining lease payments discounted using the Company's incremental borrowing rate (prime rate + 1.00%) at the time of lease inception.

The future minimum lease liabilities for the years ending December 31 are as follows:

Year	Operating Leases
2022	149,208
2023	160,257
2024	96,285
2025	18,240
Total	**423,990**

Note 9: Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Securities Owned, at Market Value

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2021.

Level 1 Instruments consist of publicly traded common stocks. These securities are traded on national exchanges and are stated at the last reported sales price on the day of valuation.

Level 2 Instruments consist of local government and school district bonds. These securities are valued using evaluated pricing, which incorporates modeling techniques, information from extensive market sources, observed transaction data, credit quality information, perceived market movements, news, and other relevant information.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Municipal Securities	$ 2,188,686	$ -	$ 2,188,686	$ -
Equity Securities	$ 634,100	$ 634,100	$ -	$ -

Note 10: Subsequent Events

Subsequent events have been evaluated through February 22, 2022, which is the date the financial statements were issued. No events or transactions were identified requiring further recognition or disclosure.

Supplementary Information

L.J. Hart & Company

Schedule 1

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2021

Total Stockholders' Equity	$ 5,503,622
Non-Allowable Assets	
Restricted cash	25,000
Property and equipment, net	123,092
Operating lease right-of-use assets	403,291
Other assets	84,776
Total non-allowable assets	636,159
Net Capital Before Haircuts on Security Positions	4,867,463
Haircuts on Securities	
Equity securities	95,115
Debt securities	119,056
Undue concentration	799
Total haircuts on securities	214,970
Net Capital	$ 4,652,493
Aggregate Indebtedness	$ 109,853
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 7,324
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater above)	$ 100,000
Excess net capital	$ 4,552,493
Ratio of Aggregate Indebtedness to Net Capital	0.024

There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported and amended by the Company.

L.J. Hart & Company

Schedule 2
Exemption Report
December 31, 2021

L.J. Hart & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer. The Company does not typically receive customer funds and securities, but would promptly transmit those to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 17 C.F.R §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

L.J. Hart & Company

I, Larry J. Hart, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

Larry J. Hart
Signature

Chairman / C.E.O.
Title

February 22, 2022

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors
L.J. Hart & Company
Saint Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2 - Exemption Report, in which (1) L.J. Hart & Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which L.J. Hart & Company claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (2)(ii) (the "Exemption Provision") and (2) L.J. Hart & Company stated that L.J. Hart & Company met the identified Exemption Provision throughout the most recent fiscal year without exception. L.J. Hart & Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about L.J. Hart & Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

Saint Louis, Missouri

February 22, 2022